Exhibit 99.1

NIO Inc. Provides December, Fourth Quarter and Full Year 2023 Delivery Update

●	NIO delivered 18,012 vehicles in December 2023, increasing by 13.9% year-over-year

●	NIO delivered 50,045 vehicles in the three months ended December 2023, increasing by 25.0% year-over-year

●	NIO delivered 160,038 vehicles in 2023 in total, increasing by 30.7% year-over-year

●	Cumulative deliveries of NIO vehicles reached 449,594 as of December 31, 2023

SHANGHAI, China, January 1, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its December, fourth quarter and full year 2023 delivery results.

NIO delivered 18,012 vehicles in December 2023, increasing by 13.9% year-over-year. The deliveries consisted of 12,048 premium smart electric SUVs, and 5,964 premium smart electric sedans. NIO delivered 50,045 vehicles in the fourth quarter of 2023, representing an increase of 25.0% year-over-year. For the year of 2023, NIO delivered a total of 160,038 vehicles, showing a year-over-year increase of 30.7%. Cumulative deliveries of NIO vehicles reached 449,594 as of December 31, 2023.

At NIO Day 2023, NIO launched the ET9, a smart electric executive flagship. The ET9 embodies NIO’s latest advancements in technological research and development, presenting a combination of flagship-style exterior, innovative executive space, leading driving and riding experience, intelligent technologies, efficient power solutions, and comprehensive safety standards. The ET9 is an epitome of NIO’s innovative technologies, setting a new technological benchmark for smart electric vehicles executive flagship. Deliveries of the ET9 is expected to start in the first quarter of 2025.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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